Amerigon Incorporated
                  Incentive Stock Option Agreement
                               Date

     THIS AGREEMENT is made as of June 16, 1997 by and between Amerigon Incorporated (the "Company"), and xxxxxxxxxxx ("Optionee").

                        W I T N E S S E T H

     WHEREAS, pursuant to the Amerigon Incorporated 1997 Stock Option Plan (the "Plan"), the Plan Committee of the Board of Directors of the Company (the "Plan Committee") has authorized the granting to Optionee of an incentive stock option to purchase the number of shares of Class A Common Stock ("Common Stock") of the Company specified in Paragraph 1 hereof, at the price specified therein, such option to be for the term and upon the terms and conditions hereinafter stated:

      NOW, THEREFORE, in consideration of the promises and of the undertakings of the parties hereto contained herein it is hereby agreed:

      1. Number of Shares: Option Price. Pursuant to said action of the Plan Committee, the Company hereby grants to Optionee an option
("Option") to purchase subject to the terms and conditions of the Plan, xxxxxx shares of Common Stock of the Company ("Shares") at the price of $xx.xx per share.

      2. Terms. This Option shall expire on the day before the fifth anniversary of the date hereof unless such Option shall have been terminated prior to that date in accordance with the provisions of the Plan or this Agreement. The terms "Parent" and "Subsidiary" herein mean a parent corporation or a subsidiary corporation, as such terms are defined in the Plan.

      3. Vesting. Shares shall be subject to exercise according to the schedule below, and shall thereafter remain subject to exercise for the term specified in Paragraph 2 hereof, provided that Optionee is then and has continuously been in the employ of the Company, a Parent or a Subsidiary, subject, however, to the provisions of Paragraph 6 hereof.

      4. Method and Time of Exercise. The Option may be exercised by written notice delivered to the Company stating the number of shares with respect to which the Option is being exercised, together with a check made payable to the Company and/or upon the Optionee's request, with the written permission of the Plan Committee (which permission shall be within the sole and absolute discretion of the Plan Committee), shares of Common Stock of the Company in the amount of the purchase price of such shares plus the amount of applicable federal, state and local withholding taxes, if any. Any shares of Common Stock used to exercise an option must have been held by the Optionee for at least six months prior to exercise unless the Plan Committee in its sole and absolute discretion permits shares of Common Stock with a shorter holding period to be used. Not less than 100 shares may be purchased at any one time unless the number purchased is the total number purchased under such Option at the time. Only whole shares may be purchased.

     5. Tax Withholding. In the event that this Option shall lose its qualification as an incentive stock option, as a condition to exercise of this Option, the Company may require the Optionee to pay over to the Company all applicable federal, state and local taxes which the Company is required to withhold with respect to the exercise of this Option. At the discretion of the Plan
Committee and upon the request of the Optionee, the minimum statutory withholding tax requirements may be satisfied by the withholding of shares of Stock otherwise issuable to the Optionee upon the exercise of this option.

     6. Exercise on Termination of Employment. If Optionee shall cease to be employed by the Company, a Parent or Subsidiary, Optionee's right, if any, to exercise his options will be limited to installments accrued under Paragraph 3 hereof on the date of termination (unless the Plan Committee accelerates the exercisability of the Option pursuant of Section 7(d) of the Plan) and will be governed by Section 7 of the Plan. The maximum period specified under Section 7 as applying in the absence of Plan
Committee action for each type of termination of employment or cessation of services described therein shall apply herein.

     7. Nontransferability. This Option may not be assigned or transferred except by will or by the laws of descent and distribution, and may be exercised only by Optionee during his lifetime and after his death, by his representative or by the person entitled thereto under his will or the laws of intestate succession.

     8. Optionee Not a Shareholder. Optionee shall have no rights as a shareholder with respect to the Common Stock of the Company covered by the Option until the date of issuance of a stock certificate or stock certificates to him upon exercise of the Option. No adjustment will be made for dividends or other rights for which the record date is prior to the date such stock certificates or certificates are issued, except as provided in Section 10 of the Plan.

     9. No Right to Employment. Nothing in this Option shall confer upon the Optionee any right to continue in the employ of the Company or to continue to perform services for the Company or any Parent or Subsidiary, or shall interfere with or restrict in any way the rights of the Company to discharge or terminate any officer, director, employee, independent contractor or consultant at any time for any reason whatsoever, with or without good cause.

     10. Modification and Termination. The rights of Optionee are subject to modification and termination in certain events as provided in Sections 7 and 10 of the Plan.

     11. Plan Governs. This Agreement and the Option evidenced hereby are made and granted pursuant to the Plan and are in all respects limited by and subject to the express terms and provisions of the Plan, as it may be construed by the Plan Committee. It is intended that this option shall qualify as an incentive stock option as defined by
Section 422 of the Code, and this Agreement shall be construed in a manner which will enable this Option to be so qualified. Optionee hereby acknowledges receipt of a copy of the Plan.

     12. Notices. All notices to the Company shall be addressed to the Chairman of the Plan Committee of the Board of Directors of the Company at the principal office of the Company at the address set forth below and all notices to Optionee shall be addressed to Optionee at the address on file with the Company or its Subsidiaries, or to such other address as either may designate to the other in writing. A notice shall be deemed to be duly given if deposited, postage prepaid, with the United States Postal Service.
In lieu of giving notice by mail as aforesaid, written notices under this Agreement may be given by personal delivery to Optionee or to the Chairman of the Plan Committee of the Board of Directors of the Company (as the case may be).

     13. Sale or Other Disposition. Optionee hereby agrees that if Optionee disposes (whether by sale, exchange, gift, or otherwise) of any Shares acquired by exercise of this Option within one year after the transfer of such Shares to Optionee upon exercise of this Option, then Optionee shall notify the Company of such disposition in writing within 30 days from the date of such disposition and the type and amount of the consideration received for such Share or Shares by Optionee in connection therewith. In the event of any such disposition, the Company shall have the right to require
Optionee to immediately pay the Company the amount of taxes (if any) which the Company is required to withhold under federal and/or state law.

IN WITNESS WHEREOF, the parties hereto have extended this Agreement as of the date and year first above written.

                                    OPTIONEE

By

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